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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8-69577

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 04/01/2021 (MM/DD/YY) AND ENDING 03/31/2022 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: ABG, LLC

TYPE OF REGISTRANT (check all applicable boxes):

■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

725 FIFTH AVENUE - 23RD FLOOR
(No. and Street)

NEW YORK	NY	10022
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

MICHAEL T MARRONE	646-930-1906	MICHAEL.MARRONE@ABG.
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

RSGNC&S CERTIFITED PUBLIC ACCOUNTANT PPL
(Name – if individual, state last, first, and middle name)

97 FROEHLICH FARM BLVD	WOODBURY	NY	11797
(Address)	(City)	(State)	(Zip Code)

02/23/2010	5028
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JACKSON EISENPRESSER, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of ABG, LLC, as of MARCH 31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

WILLIAM H. JOSEPH
Notary Public State of New York
No. 02JO5032555
Qualified in New York County
Commission Expires 7/28/2023

Signature: [signature]

Title: MANAGING DIRECTOR & CCO

Notary Public [signature]

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

ABG, LLC

STATEMENT OF FINANCIAL CONDITION
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

MARCH 31, 2022

ABG, LLC

CONTENTS

The accompanying notes are an integral part of these financial statements.

-2-



RGNC&S
RAPHAEL GOLDBERG NIKPOUR COHEN SULLIVAN
CERTIFIED PUBLIC ACCOUNTANTS PLLC

Mark C. Goldberg, CPA
Mark Raphael, CPA
Floria Samii-Nikpour, CPA
Allan B. Cohen, CPA
Michael R. Sullivan, CPA

Anita C. Jacobsen, CPA

Founding Partner:
Melvin Goldberg, CPA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of ABG, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of ABG, LLC (the "Company") as of March 31, 2022, and the related notes (collectively referred to as "the financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of ABG, LLC as of March 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Raphael Goldberg Nikpour Cohen & Sullivan CPA's PLLC

Raphael Goldberg Nikpour Cohen & Sullivan
Certified Public Accountants PLLC

We have served as the Company's auditors since 2021.

Woodbury, New York
May 27, 2022

ABG, LLC
STATEMENT OF FINANCIAL CONDITION
MARCH 31, 2022

ASSETS

ASSETS:		
Cash	$	3,682,667
Receivables from clients, net		1,064,188
Property and equipment, net of accumulated		
depreciation of $16,615		48,970
Receivables from affiliates		228,031
Investments		427,675
Other assets		58,663
TOTAL ASSETS	$	5,510,194

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:		
Accounts payable	$	142,883
Accrued expenses		27,750
TOTAL LIABILITIES		170,633
MEMBER'S EQUITY		5,339,561
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	5,510,194

The accompanying notes are an integral part of these financial statements.

AGB, LLC
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED MARCH 31, 2022

Note 1 - Organization

ABG, LLC (the "Company") is a limited liability company organized in 2013 in the State of Kansas. The Company is a wholly owned subsidiary of JCAE Holdings, LLC (the "Parent"). The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA") since March 2014. The Company approved business activities are providing advisory services and acting in the capacity of a finder or placement agent for private offerings. The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities and does not claim exemption from the Customer Protection Rule but limits its business activities to those specified in footnote 74 of SEC Release No. 34-70073.The Company operates from its principal office location in New York City and an office in California.

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements are presented in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Property and Equipment

Property and equipment are stated at cost. The cost of property and equipment is depreciated over the estimated useful lives of the related assets, which is three years. Depreciation is computed using the straight-line method.

Income Taxes

The Company, as a limited liability Company, is treated as a disregarded entity and included in the Parents tax return for federal, state, and city income tax purposes. The Company is not a separate tax paying entity for federal and state income tax purposes. Income, loss, deductions and credits pass through proportionately to its parent's owners and are taxed at the individual partner's income tax rates. Accordingly, no provision for income taxes is provided in the financial statements.

The Company consolidates its taxable income with its Parent, which files a partnership return for federal, state and city purposes. As a result, no federal or New York State income taxes are provided as they are the responsibility of the individual members. The Company records its allocable share of New York City Unincorporated Business Tax.

The accompanying notes are an integral part of these financial statements

Note 2 - Summary of Significant Accounting Policies (continued)

Income Taxes (continued)

The Company follows the provisions of Financial Accounting Standards Board Accounting Standards Codification (the "FASB ASC") 740-10-25, "Accounting for Uncertainty in Income Taxes." Assets and liabilities are established for uncertain tax positions taken or expected to be taken in income tax returns when such positions are judged to not meet the "more-likely-than-not" threshold based on the technical merits of the positions. Estimated interest and penalties related to uncertain tax positions are included as a component of income tax expense. The Company does not have any uncertain tax positions.

The Company's Parent files income tax returns in the U.S. federal, state and local jurisdictions. With few exceptions, the Company's Parent is no longer subject to U.S. federal, state or local tax examinations by taxing authorities for years before 2018. The years 2018 to 2022 remain subject to examination by taxing authorities.

Cash and Cash Equivalents

The Company considers all demand and time deposits and all highly liquid investments with an original maturity of three months or less to be cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Receivables from Clients

The Company's accounts receivable represent amounts due for advisory fees. Receivables are stated at cost, net of an allowance for doubtful accounts if required. Receivables outstanding longer than the payment terms are considered past due. The Company maintains an allowance for doubtful accounts for estimated losses when necessary resulting from the failure of customers to make required payments. The Company reviews the accounts receivable on a periodic basis and makes allowances where there is doubt as to the collectability of individual balances. As of March 31, 2021 no allowance was necessary.

Note 2 - <u>Summary of Significant Accounting Policies (continued)</u>

<u>Fair value of financial instruments</u>

FASB ASC 820, Fair Value Measurements and Disclosures, defines fair value as the price that would be received upon sale of an asset or paid upon transfer of a liability in an orderly transaction between market participants at the measurement date and in the principal or most advantageous market for that asset or liability. The fair value should be calculated based on assumptions that market participants would use in pricing the asset or liability, not on assumptions specific to the entity.

FASB ASC 820 specifies a hierarchy of valuation techniques based upon whether the inputs to those valuation techniques reflect assumptions other market participants would use based upon market data obtained from independent sources (observable inputs). In accordance with FASB ASC 820, the following summarizes the fair value hierarchy:

Level 1 Inputs - Unadjusted quoted market prices for identical assets and liabilities in an active market that the Company has the ability to access.

Level 2 Inputs – Inputs, other than the quoted prices in level 1, that are observable either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3 Inputs - Inputs based on prices or valuation techniques that are both unobservable and significant to the overall fair value measurement

As of March 31, 2022, other than securities owned (see below) there were no assets or liabilities that were required to be reported at fair value. The carrying values of non-derivative financial instruments, including cash, due from employees and brokers, receivables from clients and related parties, other assets and accounts payable and accrued expenses, and due to clearing broker approximate their fair values due to the short term nature of these financial instruments. The subordinated loan approximates its fair value due to the interest being charged. There were no changes in methods or assumptions used during the year ended March 31, 2022.

Note 2 - <u>Summary of Significant Accounting Policies (continued)</u>

<u>Fair value of financial instruments</u>

The following table shows the major categories of investments measured at fair value at March 31, 2022, grouped by the fair value hierarchy:

Description	(Level 1)	(Level 2)	(Level 3)	Total
Fund	$ -	$ -	$ 427,675	$427,675
Total at fair value	$ -	$ -	$ 427,675	$427,675

Note 3 - <u>Account receivables</u>

The Company has accounts receivables from clients that are payable over time. The amounts due are as follows:

Years Ending March 31,	Amount
2022	$ 430,419
2023	275,293
2024	267,423
2025	87,871
2026	3,182
	$ 1,064,188

The Company has determined that all of these amounts are fully collectible but because they're paid over time, has discounted them, as of March 31, 2022 a discount of $20,726 has been record as doubtful.

The account receivables balance as of March 31, 2022 includes foreign funds. As of March 31, 2022 the Company has a receivable of £483,793, which is valued at US $633,7689. During the year ended March 31, 2022, the Company has recognized unrealized losses of $53,627 on these funds.

Note 4 - <u>Property and Equipment</u>

Property and equipment, net at March 31, 2022 are summarized as follows:

Computer and equipment	$ 65,584
Less: accumulated depreciation	16,615
	$ 48,970

Depreciation expense amounted to $1,018 for the year ended March 31, 2022.

The accompanying notes are an integral part of these financial statements

Note 5 - Investments

Other assets primarily include an interest in funds managed by a customer. As consideration for services rendered to a customer, the Company owns an interest in three separate funds managed by this customer, which are cumulatively valued at $251,675 as of March 31, 2022. Management's interest is in the form of a percentage of the carried interest earned by the investment manager of the funds and the Company has no right to withdraw it's interest. Realization will occur only when the manager receives it's carried interest. The Company also owns 52,226 phantom common shares, with a value of $176,000. These positions are considered immaterial by management and are valued based on the manager's determination of fair value, which are generally considered Level 3 inputs under ASC 820 as they include unobservable inputs.

Note 6 - Concentrations

The Company maintains cash balances in two financial institution, which are insured by the Federal Deposit Insurance Corporation (FDIC) for up to $250,000 per institution. From time to time, the Company's balances may exceed these limits. There were no uninsured funds as of March 31, 2022.

Note 7 - Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital of the greater of $5,000 or one-fifteenth of aggregate indebtedness, as defined. At March 31, 2022, the Company had net capital of $3,485,089, which exceeded its requirement of $11,376 by $3,473,713. Additionally, the Company must maintain a ratio of aggregate indebtedness to net capital of 15:1 or less. At March 31, 2023, this ratio was .0490 to 1.

Exemption from Rule 15c3-3
The Company is does not claim exemption from the Customer Protection Rule but limits its business activities to those specified in footnote 74 of SEC Release No. 34-70073.

Note 8 – Related Party Transactions

Starting in July 2018 the Company lease office space in California from one of the partners for a monthly fee of $2,000. For the year ended March 31, 2022 the Company recorded $24,000 in rent expense. On January 5, 2021 the Company loan $200,000 to the Parent, which as of March 31, 2022 is still outstanding.

The accompanying notes are an integral part of these financial statements

Note 9 - Operating Leases

On December 19, 2016, the Parent entered into an agreement to lease office space through August 2018. On June 1, 2018 the Parent amendment the lease to extended it through December 2021. On June 2, 2018 the Parent entered into an agreement to assign the lease to the Company. On October 30, 2020 the Company amendment the lease to reduce the rent from $6,500 to $1,000 a month starting on November 1, 2020, also that they could terminate the lease at any time with a 30-day notice.

In accordance with FASB issued (ASU) 2016-02, "Leases (Topic 842)" the Company classified the lease as an operating lease. The cost for operating lease was $12,000 for twelve months ended March 31, 2022 and operating cash flow paid for lease liabilities during the same period was $12,000. The Company has no other short-term

Note 10 – Risk and Uncertanties – COVID-19

The Company continues to monitor and work with the management teams of the affiliated companies to which we provide services to navigate the significant market, operational and economic challenges created by the continuing COVID-19 pandemic. This has impacted the companies to which we provide services and the broader financial markets in general. The investment portfolio of these affiliated companies continues to be focused on a diversified mix of industries and sectors, and the Company believes they have effectively and efficiently responded to the challenges posed by COVID-19 and related orders imposed by state and local governments. At this point, the extent to which COVID-19 may impact the Company's financial condition or results of operations is uncertain, but the Company believes it has a sufficient level of liquidity to support its capital needs.

Note 11 - Subsequent Events

The Company has evaluated subsequent events and transactions that occurred after March 31, 2022 through May 27, 2022, which is the date that the financial statements were available to be issued.

The accompanying notes are an integral part of these financial statements